      Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Evergreen Resources, Inc.
Commission File No. 001-13171

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced that their boards of directors have approved a strategic merger in which Evergreen will become a subsidiary of Pioneer and Evergreen shareholders will receive new shares of Pioneer common stock and cash. Set forth below are slides presented at the analyst presentations held by Pioneer on May 10-11, 2004, in connection with the proposed merger.

Forward Looking Statements Except for historical information contained herein, the statements in this Presentation are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, and the business prospects of Pioneer Natural Resources Company, are subject to a number of risks and uncertainties which may cause the Company's actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer's ability to replace reserves, implement its business plans or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are described in Pioneer's 10-K and 10-Q Reports and other filings with the Securities and Exchange Commission. This Presentation does not constitute an offer of any securities for sale.

Transaction Terms Transaction Consideration: Purchase Price per Share: Transaction Structure: Estimated Closing: Conditions: Termination Fee: Evergreen's common shareholders will receive: 0.58175 shares of Pioneer stock, $19.50 per share in cash and Cash equal to the greater of: $0.35 per share (~$15 million) as a consideration from Pioneer for the Kansas properties Net proceeds from the sale of the Kansas properties to a third party $39.35 (assuming Pioneer retains Kansas properties) Tax-free (Section 368a) Reorganization September / October Pioneer shareholder approval Evergreen shareholder approval Hart Scott Rodino approval $35 million

Transaction Value Transaction Value: ($ Millions) Cash (1) $ 897 Common Shares (2) 890 Minority Interest 5 Net Debt (3) 300 Total $ 2,092 Includes $30 million of estimated transaction costs Includes after-tax market value of in-the-money options Increased for estimated market value of convertible debt of $56 million and net of cash on hand of $56 million

Relative Stock Price Performance Relative Stock Price Performance

Moderate low-risk growth from onshore, long-lived foundation assets Lower maintenance capital needed to preserve stable production and reserve base Deploy portion of free cash flow to high impact, high return exploration and acquisitions Harvest portion of cash flow from exploration successes to rebalance portfolio with additional long-lived assets Grow through consolidation of core areas Strengthen expertise and improve ability to leverage other plays Strategic Implications Best long-lived onshore gas platform in North America with excellent growth potential Maintenance capital requirements among lowest in upstream sector Exceptional full cycle economics provide strong free cash flow available for reinvestment Reserve profile strongly complements diversified portfolio foundation Substantial Rockies acreage position in key growth basins with significant consolidation potential Preeminent CBM platform providing ability to leverage expertise with Statistic plays Fracture stimulation technology Low pressure gas gathering systems Pioneer Strategy Evergreen Model

Evergreen Asset Base



Legacy Property
New Development Properties
Exploration Projects

Proved reserves	1.5 TCFE
% operated	~100%
% natural gas	~100%
% North America	100%
2003 net average production	127 MMCFE/D
Current net daily production	150 MMCFE/D
R/P ratio	32 years
PDP R/P ratio	20 years
Net acreage position	1.8 million
Probable reserves (96% Raton)	~900 BCFE
Identified drilling locations	1,500+

Pioneer Natural Resources Evergreen Resources 6

Evergreen Reserve and Production Growth Proved Reserves 1998 1999 2000 2001 2002 2003 Oil 404.9 559.4 874.5 1050.6 1238.8 1494.8 % PUD 40.0% 40.2% 37.8% 34.9% 35.8% 38.3% 5-year CAGR = 30% Production 1998 1999 2000 2001 2002 2003 Oil 27.5 37.4 53.45 84.4 106.8 127 R/P 40.4x 41.0x 44.8x 34.1x 31.8x 32.3x 5-year CAGR = 36%

Large low-risk drilling inventory in Raton Basin Less than 50% drilled ~1,500 undrilled locations Over 360,000 net acres Only $30 to $40 million CAPEX per year needed to replace production Upside value in Piceance and Uintah basins and in Canada 220,000 net acres in Piceance and Uintah 100,000 net acres in Canada 5 year average reserve replacement over 800% Industry leader in F&D cost (source: Wachovia) 5 year average F&D - $2.96 per BOE 5 year average organic F&D - $1.98 per BOE Industry's best recycle ratio (cash-on-cash return) 3 year average ? 4.4X (source: Wachovia) Future Growth Potential

Adds 2.4 TCFE of proved and probable North America gas reserves at acquisition cost plus future development costs of $1.22 per MCFE Adds 1.5 TCFE of proved reserves at an acquisition finding cost of $1.40 per MCFE Adds ~900 BCFE of low-risk probable reserves Adds 2,000+ low-risk drilling locations Adds eight years of low-risk production growth from identified drilling locations Provides additional possible reserves and drilling locations, infill and extension Accretive to free cash flow per share in 2005 Increases North America reserves from 81% to 86% Increases natural gas reserves from 46% to 59% Creates new core area onshore U.S. Creates operating efficiencies and economies of scale Provides Denver office to access Rockies opportunities Enhances Canadian asset portfolio Impact to Pioneer

Reloading Lower-Risk Onshore Base (MBOE/D) Over time, production profile shifts to more risky projects Rebalances production profile adding low-risk growth to base 2004 2007 2010 Base 121 120 122 116 113 111 109 New Base 0 25 30 35 42 50 60 Offsh/Intl 88 90 88 91 95 98 100 Exploration 8 30 25 60 Lower-risk onshore base Medium-risk offshore & international w/commercialization Higher-risk exploration 2004 2007 2010 Base 121 120 122 116 113 111 109 New Base 0 25 30 35 42 50 60 Offsh/Intl 88 90 88 91 95 98 100 Exploration 8 30 25 60 Rockies added to low-risk onshore base

Pro Forma Production & Reserves* North America Rockies Argentina Africa East 640 250 125 24 Pro Forma Reserve Split 12/31/03 Pro Forma Production Split 2004E 1,038 MMBOE or 6.2 TCFE of proved reserves Over 2 BBOE of unrisked net potential ~$7 billion enterprise value 86% North America 59% natural gas 16 year R/P ratio North America Rockies Argentina Africa East 53.3 11 11 3 Argentina South Africa Gabon Tunisia Alaska United States Canada. *NSA audited over 90% of combined reserves

Pro Forma Production Growth 2002 2003 2004E 2005 Oil 41.436 56.48 70 70 Range 0 0 3 11 Production from Evergreen assets expected to double by 2008 *Assumes 09/30/04 Closing Evergreen Production

Proved Reserves* (MMBOE) ECA APC DVN BR UCL APA KMG PXD PF EOG XTO NBL Reserves 2549 2513 2089 1959 1759 1657 1323 1038 869 791 457 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 * As of 12/31/03, pro forma for acquisitions and divestitures. Peer group data compiled by J.P. Morgan Securities Inc.

Total Reserves/Production Ratio* (Years) PXD PF XTO APC APA EOG BR NBL KMG UCL ECA DVN R/P ratio 15.8 14.8 13.1 13.1 12.6 12.5 12.3 10.4 10.4 10.1 9.2 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 * As of 12/31/03, pro forma for acquisitions and divestitures. Peer group data compiled by J.P. Morgan Securities Inc.

PDP Reserves/Production Ratio* (Years) NBL XTO PXD PF BR APC EOG APA ECA KMG UCL DVN R/P ratio 10.9 10.8 10.2 9.3 9 8.4 7.8 6.2 5.6 5.2 5.2 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 * As of 12/31/03, pro forma for acquisitions and divestitures. Peer group data compiled by J.P. Morgan Securities Inc.

EVG Acreage Position (Thousands of acres) Raton 224 205 189 161 413 367 Piceance/Uintah 53 48 192 176 245 223 Canada 87 45 71 60 159 105 Developed Undeveloped Total Gross Net Gross Net Gross Net

Raton Basin Working Interest 75% - 100% Operator EVG Proved Reserves 12/31/03 (Bcfe) 1,393 % PUD 38% % Gas 100% Current Production (MMcfe/d) 133 R/P (Years) 31 Net Developed Acreage 205 K Net Undeveloped Acreage 161 K Total Net Acreage 367 K Vermejo-Trinidad Contact Spanish Peak COSTILLA CO. LAS ANIMAS CO. LAS ANIMAS CO. HUERFANO CO. Cucharas River Apishapa River Canadian River Vermejo River Purgatoire River WALSENBURG TRINIDAD SANGRE DE CRISTO MOUNTAINS 6 0 0 0 6 0 0 0 0 0 0 6 0 0 0 6 6 0 0 0 0 0 0 6 6 0 0 0 0 0 0 7 0 0 0 7 0 0 5 6 0 0 5 6 6 5 0 0 0 0 5 6 6 5 0 0 0 0 5 7 7 5 0 0 APISHAPA ARCH Raton

Raton Basin Geology Multiple intervals developed in new wells and existing wells through state-of-the-art recompletions The coals and tight sands of the Raton and Vermejo formations are primary objectives Extensive in-fill drilling opportunities in current gas price environment ($4.00/Mcf or greater) Vermejo coals: development, extensions & infill drilling. (~1,000 locations) Raton coals: twin wells. (~400 locations) Opportunities in deep fractured shales and Raton sands

Raton Basin Comparative Well Economics Vermejo Raton Coal Coal Well Twin Well Well Cost ~$ 400,000 ~$ 200,000 Reserves ~ 1.25 Bcf ~ 1.0 Bcf Finding Cost ~$0.32 / Mcf ~$0.20 / Mcf Pay Out ($4 or $5 per Mcf) < 3.0 years < 3.0 years ROI ($4 per Mcf) >6.5:1 >8:1 ROI ($5 per Mcf) >8:1 >10:1 Rate of Return ($4 per Mcf) >40% >50% Rate of Return ($5 per Mcf) >50% >60%

Uintah Dumas Forgan Campo Wind River Powder River Bighorn D-J San Juan Raton Piceance Greater Green River & Overthrust Anadarko CIG Trinidad Denver Rocky Mountain Producer Mid-Continent Marketer: More Gas Markets & Pricing Flexibility Gas Gathering and Marketing Raton gas collection system is wholly-owned and operated and has capacity to absorb future growth

Piceance & Uintah Basins Average Working Interest 84% Operator EVG, et al Proved Reserves 12/31/03 (Bcfe) 65 % PUD 49% % Gas 94% Daily Production Since Acquisition (MMcfe/d) 6 R/P (Years) 37 Net Developed Acreage 48 K Net Undeveloped Acreage 176 K Total Net Acreage 223 K Utah Colorado

Piceance & Uintah Opportunities


EOCENE
MESOZOIC
Tertiary
Cretaceous
Jurassic
Utah
Colorado
Green River
Wasatch
Mesa Verde Group
Williams Fork
Ohio Creek
Fluvial
Coastal
Paludal
Cameo
Iles
Rollins
Cozzette
Corcoran
Upper Sego
Anchor Tongue of Mancos Shale
Lower Sego
Buck Tongue Mancos Shale
Castlegate
Blackhawk
Mancos B
Mancos Shale
Frontier
Mowry Shale
Dakota Sands
Cedar Mountain
Morrison

- Development drilling
- Stepout drilling
- Infill drilling
- Exploration drilling
- Recompletions of existing zones
- New zone additions

Coal Gas
Gas

Pioneer Natural Resources Evergreen Resources 22

Canada Average Working Interest 63% Operator EVG, et al Proved Reserves 12/31/03 (Bcfe) 37 % PUD 28% % Gas 88% Daily Production Since Acquisition (MMcfe/d) 11 R/P (Years) 11 Net Developed Acreage 45 K Net Undeveloped Acreage 60 K Total Acreage 105 K EVG PXD

Balance Sheet Management Debt reduction will be accomplished by utilizing free cash flow Target debt to book capitalization of approximately 45% by year-end 2004 Target debt to book capitalization of 40% or lower by year- end 2005 Goal is mid-Investment Grade credit rating Aggressive hedging program for both Pioneer's and Evergreen's 2004 and 2005 production has been implemented to achieve debt reduction target

PXD Hedge Position 5/6/04 * Approximate, based on historical differentials to Index prices. Daily Production: Oil: Swaps: Volume (Bbl) 23,498 27,000 5,000 1,000 5,000 NYMEX Price $28.46 $27.97 $26.19 $26.00 $26.09 % of Total Liquids ~ 35% ~ 30% n/a n/a n/a Gas: Swaps: Volume (Mcf) 300,073 174,904 70,000 20,000 NYMEX Price* $4.35 $5.15 $4.25 $3.75 - % of N. America Gas ~ 45% ~ 30% n/a n/a - 2004 2005 2006 2008 2007

Weighted Remaining Volume in Average Contract Period Market Mcf/day $/Mcf Apr 04 - Oct 04 Midcontinent 65,000 4.86 Apr 04 - Dec 04 Midcontinent 50,000 4.20 Apr 04 - Dec 04 Northwest Pipeline 3,000 4.33 Apr 04 - Dec 04 AECO - Canada 4,736 4.63 Nov 04 - Dec 04 Midcontinent 25,000 5.72 Jan 05 - Dec 05 Midcontinent 100,000 5.14 EVG Hedge Position 5/6/04

Expanding Quality Foundation - Gaining New Low-Risk Growth Reinvesting excess cash flow from recent exploration successes in legacy, long-lived North America gas reserves Gaining new core area with multi-year inventory for future production growth Balancing Evergreen's inventory of low-risk gas development projects with high-impact, higher-risk exploration or international projects Providing upside in Piceance and Uintah Basins and Canada Accretive to free cash flow per share in 2005 2004 2007 2010 Base 121 120 122 116 113 111 109 New Base 0 25 30 35 42 50 60 Offsh/Intl 88 90 88 91 95 98 100 Exploration 8 30 25 60 Rockies added to low-risk onshore base Lower-risk onshore base Medium-risk offshore & international w/commercialization Higher-risk exploration

The proposed merger will be submitted to each of Pioneer's and Evergreen's stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC's Internet Site (http://www.sec.gov). Copies of the joint proxy statement-prospectus can also be obtained without charge, by directing a request to: Susan Spratlen; 5205 N. O'Connor Blvd, Suite 900, Irving, Texas 75039; 972-969-3583 Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement- prospectus regarding the proposed merger when it becomes available.

CBM Asset Review

2000 2002 2004 2006 2008 2010 East 6.8 7.8 8.2 8.5 9.1 9.9 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Source: Energy Information Administration, Office of Integrated Analysis and Forecasting (as of 1999) Source: Cambridge Energy Research Associates (Updated February 2004) U.S. Conventional vs. Unconventional Gas Resource Potential (Tcf) Coal Bed Methane As % of U.S. Gas Production

US Coal Bed Methane Resources Western Washington 24 Tcf Wind River 6 Tcf Greater Green River 314 Tcf Uintah 10 Tcf Piceance 99 Tcf San Juan Fruitland Coal - 50 Tcf Menefee Coal - 34 Tcf Powder River 39 Tcf Raton Basin 10 Tcf Illinois 21 Tcf Northern Appalachian 61 Tcf Warrior Alabama 20 Tcf Central Appalachian 5 Tcf Greater Forest City Cherokee/Arkoma Basins 11 Tcf Source: GTI/ICF EVG Piceance/Uintah EVG Kansas EVG Raton

Expected U.S. CBM Production San Juan 2,600 2.70 2.50 2.40 2.30 2.20 2.00 1.75 Powder River 700/1,500 0.35 0.89 0.95 1.00 1.05 1.30 1.50 Raton 1,500 0.10 0.20 0.23 0.27 0.30 0.35 0.40 Uintah 3,500 0.20 0.23 0.27 0.31 0.35 0.40 0.55 Black Warrior 1,800 0.31 0.31 0.31 0.31 0.31 0.29 0.25 Others (a) - 0.10 0.20 0.25 0.30 0.35 0.50 0.75 Subtotal 3.76 4.33 4.41 4.49 4.56 4.84 5.20 Alaska - - - - - - 0.01 0.05 Total US 3.76 4.33 4.41 4.49 4.56 4.85 5.25 % of Total US Gas Production 6.8% 7.8% 8.0% 8.2% 8.3% 8.9% 9.9% Average Well Depth (feet) 2000 2002 2003 2004 2005 2007 2010 Source: Cambridge Energy Research Associates (Updated February 2004) (a) Includes Arkoma, Appalachian, Cherokee, Forest City, Hanna and Illinois Basins. Capacity Outlook (Bcf per day)

Conventional Gas vs. CBM Production

	Conventional Gas	CBM
Gas Quality	– Gas typically associated with NGLs: ~ 80% methane	– Gas typically dry: ~ 99%+ methane, H_2S not present
Drilling	– 500 to 15,000 feet	– 500 to 5,000 feet
Water Production	– Usually brine; rates may increase during production life, water is typically re-injected	– Rates typically decrease during production life, numerous options for disposal; water may be usable at surface
Reservoir	– Gas reserves and production are closely tied to initial pressure	– Gas adsorbed onto the coal and produced when pressure decreased
Production Mechanism	– Reservoir pressure maintenance	– Reservoir desorption and dewatering
Compression	– Fewer stages required	– More stages required
Well Drilling Pattern	– Initially, 1 to 2 wells per section, but density may be increased	– 4 to 8 wells per section
Gas Production	– Gas can be shut-in and reactivated with little problems	– CBM well may need dewatering reinstated if not continually produced

Production Profile


Production
Methane
Water
Time


Dewatering
Stable production
Decline
Production
Methane
Water
Time

Pioneer Natural Resources Evergreen Resources 33

Pioneer Asset Review

North America Onshore Texas Kansas Oklahoma Hugoton West Panhandle Spraberry Pawnee ~$530MM operating cash flow in 2003 Provide stable production & cash flow Control midstream R/P Ratio of 20 years Less capital required to maintain production Multi-year inventory of locations 100% ownership Canadian assets focused in NE BC/Alberta area ~$61MM operating cash flow in 2003 Strong winter drilling program Platform for growth

Argentina - On Track for Growth Austral Basin Neuquen Basin Gas sales have grown significantly over last 6 months LPG realizations drive full cycle gas returns of 3:1 Argentine government announced increase in gas prices 12-17% production growth expected in 2004, doubled capital program Continuing active oil development Expanding exploration effort targeting deeper gas potential Demand for Neuquen gas projected to increase by ~1 Bcfepd by 2008 93 94 95 96 1997 1998 1999 2000 2001 2002 2003 2004E TDF 1.46 2.89 3.03 3.06 3.63 3.79 3.83 3.7 3.3 3.6 3.5 3.5 Neuquen 0 0.2 1.4 0.9 2.2 3.8 4.4 5.7 5.8 4.4 5.9 7.5 18% CAGR Prior to 2001 MMBOE 1.4 million net acres

Offshore Producing Assets Deepwater Gulf of Mexico Canyon Express gas production exceeding expectations for first quarter ~$190 million operating cash flow in 2003 Falcon corridor gas sales stronger than expected, Harrier production on ahead of schedule during first quarter ~$200 million operating cash flow in 2003 Offshore South Africa Sable field oil production stabilized, meeting expectations for first quarter

Gulf of Mexico Development Devils Tower Developing discovery 25% WI, Dominion (Op) Raptor and Tomahawk Developing discoveries 100% WI Ozona Deep October 2001 discovery 32% WI, Marathon (Op) Triton Developing discovery 25% WI, Dominion (Op) Triton & Goldfinger Developing discoveries 25% WI, Dominion (Op) Midway Developing discovery 37.5% WI (Op)

Commercialization Alaska Evaluating commercialization of Jurassic discovery in Oooguruk field ~63,000 acre position in Oooguruk field area North Africa Gas Gas discovered on Anaguid and BEK blocks Evaluating market for gas and potential for developing infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure infrastructure Gabon Expect to submit plan of development by June South Africa Gas Negotiating gas contract price and evaluating development cost development cost development cost development cost development cost development cost development cost development cost

Exploration - 4 Areas of Focus West Africa Prolific petroleum system Billion+ BOE potential Strong partner in Kosmos Decreases lead time Early in exploration life cycle Alaska Prolific petroleum system U.S. fiscal terms High-impact opportunities Balanced opportunity set Strong relationships with existing companies Gulf of Mexico Prolific petroleum system U.S. fiscal terms Company-impact prospect size Strong returns Ability to partner, spread risk North Africa Targeted prolific Ghadames Basin Low-cost entry opportunity in southern Tunisia with good fiscal terms Lower-risk exploration with existing infrastructure Ghadames Basin extends into Algeria and Libya

Deepwater GOM Exploration


Existing leases
GOM lease sale
Miocene Discovery
Eocene Discovery
Canyon Express
Devils Tower Area
Falcon Area
Puma
Shenzi
Tahiti
Tonga
Thunder Horse
Tubular Bells
Neptune
Atlantis
Mad Dog
Cascade
Chinook
St. Malo
Great White
Trident

- Deepwater, targeting drilling depths of >20,000 ft
- Prospect mean reserve potential 150-250 Mmboe
- Farm-in opportunities
- ~2,800 leases expiring 2006-2008
- Continue to acquire new leases
  - Apparent high bidder on 14 leases in March 2004 lease sale

Alaska



Ooogurk discovery
PXD Acreage
Thetis
Milne Point
Northstar
Gwydr
Caribou
Point McIntyre
Endicott
Alpine
Prudhoe Bay
~13 BBO
Lisburne
Kuparuk River
~2.5 BBO
Hemi Springs
Tarn
Storms
Trans - Alaska Pipeline

- Added 23,000 acres adjacent to Oooguruk discovery
- Evaluating development of the Jurassic pay in Oooguruk field
- High bidder on 53 tracts in recent lease sale
- >180,000 total acres

Pioneer Natural Resources Evergreen Resources 42

North Africa Prolific Ghadames Basin 5 Million Net Acres on 5 Blocks Five successful wells drilled to date Adam 1, Adam 2 and Hawa producing Evaluating development plans for two second quarter discoveries on Anaguid block Planning to test potential expansion of Ordovician and Silurian discoveries 5-8 wells in 2004 Potential for significant field expansion beyond four- way closures LIBYA ALGERIA Borj El Khadra PXD - 40% 12 km 0 6 El Borma 966 MMBOE Adam Concession PXD - 28% Hammouda Oued Zar 110 MMBO Anaguid PXD - 39% Adam Discovery Hawa Discovery

West Africa Olowi Discovery Offshore Gabon Improved terms 314,000 acres Pioneer-operated, 100% WI 3 wells tested 2,000+ BOPD from Lower Gamba Recent Joint Venture Explore from Morocco to Angola, excluding Gabon Joined Kosmos, led by former Triton and Gulf Canada executives Proven West African exploration track record Decreases lead time West Africa 1998-2003 • High potential - over 14 BBOE found • Sizable fields - up to 1 BBO; average field size over 100 MBO • Affordable risk - 1:3 success ratio

Financial

Transaction Sources and Uses ($ Millions) Sources Uses Credit Facility Borrowings 897 Equity Purchase Price (2) 1,787 Pioneer Common Shares (1) 890 Net Debt/Minority Interest 305 Net Debt/Minority Interest 305 $2,092 $2,092 Pioneer shares issued to Evergreen shareholders 43.7 million Evergreen shares at $39.35 plus after-tax value of in-the-money options and estimated transaction costs of $30 million

Preliminary Purchase Price Allocation ($ Millions) Purchase Price Equity purchase price ($19.85 + 0.58175 share of Pioneer) $1,787 Minority interest 5 Net debt 300 Enterprise value 2,092 Plus other net liabilities 102 Plus other deferred income taxes 709 Total transaction value $2,903 Value Allocation Proved oil & gas properties $2,246 Unproved oil & gas properties 419 Other assets 38 Goodwill 200 Total value of assets acquired $2,903

Acquisition Facility Borrower: Pioneer Natural Resources Company Facility: $900MM, 364-day senior unsecured revolving credit facility Arranger: JPMorgan Chase Bank Guarantor: Pioneer Natural Resources USA, Inc. Facility Costs: LIBOR + 100bps; 25bps commitment fee Terms & Conditions: Mirror Pioneer's existing $700 million credit facility

Capital Structure Plans $100 million 4.75% convertible senior subordinated bonds will be merged into Pioneer Natural Resources Company and are assumed to remain outstanding until the December 2006 call date when they will convert to equity; no financial covenants $200 million 5.875% senior subordinated bonds will be merged into Pioneer Natural Resources Company Remove subordination in exchange for same covenants on Pioneer's 9-5/8% and 7-1/2% senior bonds Bonds will be pari passu with other bonds and be guaranteed by Pioneer Natural Resources USA, Inc. Exercise accordion feature on existing Pioneer credit facility to increase facility to $1 billion; increase commitment from existing bank group and/or add new banks

Legal Information

     This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Pioneer’s and Evergreen’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.

     The proposed merger will be submitted to each of Pioneer’s and Evergreen’s stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement—prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement—prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement—prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement—prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

     Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement—prospectus regarding the proposed merger when it becomes available.